Alcon Reports Third Quarter 2022 Results

•Third quarter 2022 sales of $2.1 billion, up 2%, or 9% constant currency (cc)
•Third quarter 2022 earnings were $0.23 per diluted share; core earnings of $0.50 per diluted share, down 7%, or up 14% cc
•Updated 2022 outlook reflects strong sales growth and operational leverage, negatively impacted by strong US dollar

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, November 15, 2022 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the three and nine months ended September 30, 2022. For the third quarter of 2022, sales were $2.1 billion, an increase of 2% on a reported basis and 9% on a constant currency basis(2), as compared to the same quarter of the previous year. Alcon reported diluted earnings per share of $0.23 and core diluted earnings per share of $0.50.
Third quarter and nine months 2022 key figures

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Net sales ($ millions)	2,124	2,084	6,499	6,088
Operating margin (%)	9.7%	1.0%	10.0%	6.5%
Core operating margin (%)(1)	17.2%	17.7%	18.7%	18.0%
Diluted earnings per share ($)	0.23	0.00	0.87	0.48
Core diluted earnings per share ($)(1)	0.50	0.54	1.82	1.60
“Our third quarter results reflect the continued strong operational performance of the business in an extremely challenging macroeconomic environment," said David J. Endicott, Alcon's Chief Executive Officer. "Demand for our products was robust, and we saw particularly strong growth in our international markets.”
Mr. Endicott continued, “We have built a solid foundation and our business fundamentals are strong. Our positive results demonstrate that our investments in transformation, infrastructure and innovation continue to pay off. We are pleased with our margin expansion and operating leverage, despite the headwinds of a strong US dollar. Looking forward, we will continue to focus on advancing our innovation engine, driving commercial execution and creating long-term shareholder value."

Third quarter 2022 results
Sales for the third quarter of 2022 were $2.1 billion, an increase of 2% on a reported basis and 9% on a constant currency basis, compared to the third quarter of 2021. Sales benefited from continued recovery across international markets and product innovation, but were negatively impacted by foreign currency.
The following table highlights net sales by segment for the third quarter and first nine months of 2022:

	Three months ended September 30		Change %		Nine months ended September 30		Change %
($ millions unless indicated otherwise)	2022	2021	$	cc(2)	2022	2021	$	cc(2)

Surgical
Implantables	392	375	5	11	1,291	1,106	17	23
Consumables	618	594	4	11	1,863	1,749	7	12
Equipment/other	206	192	7	15	617	589	5	10
Total Surgical	1,216	1,161	5	12	3,771	3,444	9	15
Vision Care
Contact lenses	558	562	(1)	7	1,662	1,606	3	10
Ocular health	350	361	(3)	2	1,066	1,038	3	6
Total Vision Care	908	923	(2)	5	2,728	2,644	3	8
Net sales to third parties	2,124	2,084	2	9	6,499	6,088	7	12
Surgical growth driven by improvements across international markets
Surgical net sales of $1.2 billion, which include implantables, consumables and equipment/other, increased 5%, or 12% on a constant currency basis, compared to the third quarter of 2021. Implantables sales reflected improving conditions in international markets, including increased demand for Vivity, and sales of the Hydrus Microstent following the recent acquisition of Ivantis, partially offset by declines in advanced technology intraocular lenses in South Korea following a reimbursement change during the first quarter. Consumables growth was primarily driven by improving conditions across international markets and continued strength in cataract consumables in the United States. Growth in equipment/other was primarily driven by strong demand in international markets for cataract equipment and service. There was a negative 7 percentage point impact on Surgical sales from currency.
For the nine months ended September 30, 2022, Surgical net sales increased 9%, or 15% on a constant currency basis, versus the nine months ended September 30, 2021.
Vision Care benefited from silicone hydrogel contact lenses and Systane artificial tears, significantly offset by supply chain challenges in contact lens care
Vision Care net sales of $0.9 billion, which include contact lenses and ocular health, decreased 2%, or increased 5% on a constant currency basis, compared to the third quarter of 2021. Contact lens sales reflected growth on a constant currency basis, led by silicone hydrogel contact lenses, including our Precision1 and Total families of products. Ocular health sales decreased 3%, or increased 2% on a constant currency basis, led by Systane and international markets, significantly offset by supply chain challenges, primarily in contact lens care. There was a negative 7 percentage point impact on Vision Care sales from currency.

For the nine months ended September 30, 2022, Vision Care net sales increased 3%, or 8% on a constant currency basis, as compared to the nine months ended September 30, 2021.
Operating income
Third quarter 2022 operating income was $205 million and operating margin was 9.7%. Operating margin increased 11.3 percentage points on a constant currency basis as the prior year was impacted by an impairment of an intangible asset and an increase in legal items, partially offset by a benefit from fair value adjustments to contingent consideration liabilities. The current year period benefited from improved operating leverage from higher sales and favorability from incentive compensation, partially offset by increased inflationary impacts. There was a negative 2.6% impact on operating margin from currency.
Adjustments to arrive at core operating income in the third quarter of 2022 were $160 million, mainly due to $145 million of amortization. Excluding these and other adjustments, third quarter 2022 core operating income was $365 million.
Third quarter 2022 core operating margin of 17.2% increased 1.6 percentage points on a constant currency basis, with improved operating leverage from higher sales and favorability from incentive compensation partially offset by increased inflationary impacts. Foreign currency had a negative 2.1% impact on third quarter 2022 core operating margin.
Operating income for the nine months ended September 30, 2022 was $651 million and operating margin was 10.0%, which increased 5.6 percentage points on a constant currency basis. Adjustments to arrive at core operating income for the nine months ended September 30, 2022 were $567 million, mainly due to $437 million of amortization, $61 million of intangible asset impairments and a legal settlement. Excluding these and other adjustments, core operating income for the nine months ended September 30, 2022 was $1.2 billion.
Core operating margin for the nine months ended September 30, 2022 of 18.7% increased 2.4 percentage points on a constant currency basis versus the prior year period. Foreign currency had a negative 1.7% impact on the current year period core operating margin.
Diluted earnings per share (EPS)
Third quarter 2022 diluted earnings per share were $0.23 compared to $0.00 in the prior year period. Core diluted earnings per share of $0.50 decreased 7%, or increased 14% on a constant currency basis.
Diluted earnings per share for the nine months ended September 30, 2022 of $0.87 increased 81%, or 146% on a constant currency basis. Core diluted earnings per share of $1.82 increased 14%, or 32% on a constant currency basis.
Balance sheet and cash flow highlights
The Company ended the first nine months of 2022 with a cash position of $1.2 billion. Cash flows from operations for the nine months ended September 30, 2022 totaled $872 million, compared to cash flows from operations of $958 million in the prior year. The current year includes increased cash outflows from changes in net working capital, the timing of tax payments and a legal settlement payment, partially offset by higher sales.
Free cash flow(3) was $475 million in the first nine months of 2022, compared to $578 million in the previous year. The decrease in free cash flow was primarily driven by lower cash flows from operations.
Financial debts totaled $3.9 billion, in line with prior year-end. The Company ended the third quarter with a net debt(4) position of $2.7 billion.

Expected acquisition of Aerie Pharmaceuticals, Inc.
On August 22, 2022, Alcon and Aerie Pharmaceuticals, Inc. announced the companies had entered into a definitive merger agreement through which Alcon will acquire Aerie.
The purchase price of $15.25 per share represents an equity value of approximately $770 million. Alcon will also assume net debt of approximately $160 million for total purchase consideration of approximately $930 million. The transaction was approved by the board of directors of each company. The transaction is anticipated to close in the fourth quarter of 2022, subject to the approval of Aerie’s shareholders and the satisfaction of customary closing conditions. During the third quarter, Alcon executed a $900 million bridge loan facility agreement that is restricted for use in funding the planned acquisition of Aerie. The bridge loan facility remained undrawn as of November 15, 2022.
Transformation update
In the fourth quarter of 2019, the Company announced a multi-year transformation program to drive efficiency gains. The transformation program was originally projected to deliver annual run-rate savings of approximately $200 to $225 million, to be reinvested into key growth drivers. The original projected cost of the program was approximately $300 million.
The Company has now identified additional transformation initiatives to deliver incremental efficiencies. As such, the Company now expects incremental run-rate savings of approximately $100 million, with incremental program costs of approximately $125 million. The incremental savings will be used to help offset the negative impacts from macroeconomic headwinds. The Company continues to expect to complete the program by year-end 2023.
2022 outlook
The Company updated its 2022 outlook as per the table below. This outlook assumes that the 2022 global market grows at slightly above historical rates, that inflation stays at current levels throughout the remainder of the year, that the supply chain does not materially deteriorate and that the US dollar holds steady at mid-October 2022 foreign exchange rates. This outlook excludes any impact from the planned acquisition of Aerie Pharmaceuticals, Inc.

2022 outlook	as of February	as of May	as of August	as of November	Comments vs. August
Net sales (USD)	$8.7 to $8.9 billion	$8.7 to $8.9 billion	$8.6 to $8.8 billion	$8.5 to $8.7 billion	Decrease
CC net sales growth vs. 2021(2)	+7% to +9%	+9% to +11%	+9% to +11%	+10% to +11%	Tightening of range
Core operating margin(1)	18% to 19%	18% to 19%	18% to 19%	18.0% to 18.5%	Tightening of range
Interest expense and Other financial income & expense	$180 to $190 million	$200 to $210 million	$210 to $220 million	$210 to $220 million	Maintain
Core effective tax rate(5)	17% to 19%	17% to 19%	17% to 19%	17% to 19%	Maintain
Core diluted EPS(1)	$2.35 to $2.45	$2.35 to $2.45	$2.20 to $2.30	$2.20 to $2.25	Tightening of range
CC core diluted EPS growth vs. 2021(2)	+13% to +18%	+19% to +24%	+19% to +24%	+21% to +24%	Tightening of range

Webcast and Conference Call Instructions
The Company will host a conference call on November 16, 2022 at 2:00 p.m. Central European Time / 8:00 a.m. Eastern Time to discuss its third quarter 2022 earnings results. The webcast can be accessed online through Alcon's Investor Relations website, investor.alcon.com. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.
The Company's interim financial report and supplemental presentation materials can be found online through Alcon's Investor Relations website at the beginning of the conference, or by clicking on the link:
https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2022/Alcons-Third-Quarter-2022-Earnings-Conference-Call/default.aspx

Footnotes (pages 1-4)
(1)Core results, such as core operating margin and core EPS, are non-IFRS measures. For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(2)Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.
(3)Free cash flow is a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(4)Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial tables' sections.
(5)Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

Cautionary Note Regarding Forward-Looking Statements
This press release contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our liquidity, revenue, gross margin, operating margin, effective tax rate, foreign currency exchange movements, earnings per share, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our transformation program, market growth assumptions, our proposed acquisition of Aerie, and generally, our expectations concerning our future performance and the effects of the COVID-19 pandemic on our businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches or other disruptions of our information technology systems; compliance with data privacy, identity protection and information security laws; our ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that we have entered into a three-year Deferred Prosecution Agreement with the U.S. Department of Justice; our success in completing and integrating strategic acquisitions; the completion of the proposed Aerie transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management and other conditions to the completion of the transaction; the possibility that various closing conditions for the Aerie transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; transaction costs of the Aerie transaction; our ability to execute and achieve the expected benefits of our transformation program; the impact of a disruption in our global supply chain or important facilities; the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; global and regional economic, financial, legal, tax, political and social change; Russia’s war on Ukraine and the resulting global response; the commercial success of our products and our ability to maintain and strengthen our position in our markets; the success of our research and development efforts, including our ability to innovate to compete effectively; pricing pressure from changes in third party payor coverage and reimbursement methodologies; ongoing industry consolidation; our ability to properly educate and train healthcare providers on our products; the impact of unauthorized importation of our products from countries with lower prices to countries with higher prices; our reliance on outsourcing key business functions; changes in inventory levels or buying patterns of our customers; our ability to attract and retain qualified personnel; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; our ability to protect our intellectual property; the effects of litigation, including product liability lawsuits and governmental investigations; our ability to comply with all laws to which we may be subject; effect of product recalls or voluntary market withdrawals; the implementation of our enterprise resource planning system; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; legislative, tax and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; our ability to manage environmental, social and governance matters to the satisfaction of our many stakeholders, some of which may have competing interests; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a U.S.

corporation; and the effect of maintaining or losing our foreign private issuer status under U.S. securities laws.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.
Intellectual Property
This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.

A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the Consolidated Income Statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the historical comparative period and comparing them to the values from the historical comparative period in US dollars.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended September 30				Nine months ended September 30
($ millions unless indicated otherwise)	2022		2021		2022		2021

United States	979	46%	939	45%	2,908	45%	2,732	45%
International	1,145	54%	1,145	55%	3,591	55%	3,356	55%
Net sales to third parties	2,124	100%	2,084	100%	6,499	100%	6,088	100%

Consolidated Income Statement (unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions except earnings per share)	2022	2021	2022	2021
Net sales to third parties	2,124	2,084	6,499	6,088
Other revenues	16	18	47	54
Net sales and other revenues	2,140	2,102	6,546	6,142
Cost of net sales	(958)	(892)	(2,924)	(2,647)
Cost of other revenues	(16)	(15)	(44)	(49)
Gross profit	1,166	1,195	3,578	3,446
Selling, general & administration	(762)	(779)	(2,306)	(2,263)
Research & development	(159)	(318)	(506)	(662)
Other income	5	4	17	18
Other expense	(45)	(82)	(132)	(141)
Operating income	205	20	651	398
Interest expense	(34)	(31)	(94)	(92)
Other financial income & expense	(24)	(12)	(63)	(29)
Income/(loss) before taxes	147	(23)	494	277
Taxes	(31)	25	(62)	(40)
Net income	116	2	432	237

Earnings per share ($)
Basic	0.24	0.00	0.88	0.48
Diluted	0.23	0.00	0.87	0.48

Weighted average number of shares outstanding (millions)
Basic	491.7	490.1	491.4	489.9
Diluted	494.7	493.8	494.3	493.2

Balance sheet highlights

($ millions)	September 30, 2022	December 31, 2021
Cash and cash equivalents	1,177	1,575
Current financial debts	83	114
Non-current financial debts	3,853	3,966
Free cash flow
The following is a summary of free cash flow for the nine months ended September 30, 2022 and 2021, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Nine months ended September 30
($ millions)	2022	2021
Net cash flows from operating activities	872	958
Purchase of property, plant & equipment	(397)	(380)
Free cash flow	475	578

Net (debt)/liquidity

($ millions)	At September 30, 2022
Current financial debt	(83)
Non-current financial debt	(3,853)
Total financial debt	(3,936)

Less liquidity:
Cash and cash equivalents	1,177
Derivative financial instruments	18
Total liquidity	1,195
Net (debt)	(2,741)

Reconciliation of IFRS results to core results
Three months ended September 30, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Transformation costs(4)	Other items(6)	Core results
Gross profit	1,166	142	—	2	1,310
Selling, general & administration	(762)	—	—	—	(762)
Research & development	(159)	3	—	(16)	(172)
Other income	5	—	—	—	5
Other expense	(45)	—	17	12	(16)
Operating income	205	145	17	(2)	365
Income before taxes	147	145	17	(2)	307
Taxes(7)	(31)	(24)	(2)	(2)	(59)
Net income	116	121	15	(4)	248
Basic earnings per share ($)	0.24				0.50
Diluted earnings per share ($)	0.23				0.50
Basic - weighted average shares outstanding (millions)(8)	491.7				491.7
Diluted - weighted average shares outstanding (millions)(8)	494.7				494.7

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Three months ended September 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments (2)	Separation costs(3)	Transformation costs(4)	Legal items(5)	Other items(6)	Core results
Gross profit	1,195	133	—	—	—	—	(1)	1,327
Selling, general & administration	(779)	—	—	3	—	—	—	(776)
Research & development	(318)	5	178	—	—	—	(39)	(174)
Other income	4	—	—	—	—	—	—	4
Other expense	(82)	—	—	4	14	50	2	(12)
Operating income	20	138	178	7	14	50	(38)	369
(Loss)/income before taxes	(23)	138	178	7	14	50	(38)	326
Taxes(7)	25	(24)	(41)	—	(3)	(12)	(2)	(57)
Net income	2	114	137	7	11	38	(40)	269
Basic earnings per share ($)	0.00							0.55
Diluted earnings per share ($)	0.00							0.54
Basic - weighted average shares outstanding (millions)(8)	490.1							490.1
Diluted - weighted average shares outstanding (millions)(8)	493.8							493.8

Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Nine months ended September 30, 2022

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Transformation costs(4)	Legal items(5)	Other items(6)	Core results
Gross profit	3,578	423	59	—	—	(1)	4,059
Selling, general & administration	(2,306)	—	—	—	—	—	(2,306)
Research & development	(506)	14	2	—	—	(16)	(506)
Other income	17	—	—	—	—	—	17
Other expense	(132)	—	—	41	20	25	(46)
Operating income	651	437	61	41	20	8	1,218
Income before taxes	494	437	61	41	20	8	1,061
Taxes(7)	(62)	(73)	(14)	(6)	(5)	(2)	(162)
Net income	432	364	47	35	15	6	899
Basic earnings per share ($)	0.88						1.83
Diluted earnings per share ($)	0.87						1.82
Basic - weighted average shares outstanding (millions)(8)	491.4						491.4
Diluted - weighted average shares outstanding (millions)(8)	494.3						494.3
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.
Nine months ended September 30, 2021

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Legal items(5)	Other items(6)	Core results
Gross profit	3,446	386	45	—	—	—	(1)	3,876
Selling, general & administration	(2,263)	—	—	12	—	—	—	(2,251)
Research & development	(662)	5	178	—	—	—	(31)	(510)
Other income	18	—	—	—	—	—	(1)	17
Other expense	(141)	—	—	11	40	50	3	(37)
Operating income	398	391	223	23	40	50	(30)	1,095
Income before taxes	277	391	223	23	40	50	(30)	974
Taxes(7)	(40)	(70)	(51)	(4)	(8)	(12)	(1)	(186)
Net income	237	321	172	19	32	38	(31)	788
Basic earnings per share ($)	0.48							1.61
Diluted earnings per share ($)	0.48							1.60
Basic - weighted average shares outstanding (millions)(8)	489.9							489.9
Diluted - weighted average shares outstanding (millions)(8)	493.2							493.2
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS results to core results' tables.

Explanatory footnotes to IFRS to core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs, primarily related to IT and third party consulting fees, following completion of the spin-off.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)For the nine months ended September 30, 2022, includes a legal settlement.
For the three and nine months ended September 30, 2021, includes an increase in provisions for legal matters.
(6)For the three months ended September 30, 2022, Gross profit includes the amortization of inventory fair value adjustments related to a recent acquisition. Research & development includes fair value adjustments to contingent consideration liabilities. Other expense includes acquisition and integration related expenses and fair value adjustments of financial assets.
For the three months ended September 30, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Research & development includes fair value adjustments to contingent consideration liabilities of $41 million, partially offset by $2 million for the amortization of option rights. Other expense includes fair value adjustments of financial assets.
For the nine months ended September 30, 2022, Gross profit includes fair value adjustments to contingent consideration liabilities, partially offset by the amortization of inventory fair value adjustments related to a recent acquisition. Research & development includes fair value adjustments to contingent consideration liabilities. Other expense includes acquisition and integration related expenses and fair value adjustments of financial assets.
For the nine months ended September 30, 2021, Gross profit includes fair value adjustments to contingent consideration liabilities. Research & development includes fair value adjustments to contingent consideration liabilities of $41 million, partially offset by $10 million for the amortization of option rights. Other income and Other expense include fair value adjustments of financial assets.
(7)For the three months ended September 30, 2022, tax associated with operating income core adjustments of $160 million totaled $28 million with an average tax rate of 17.5%.
For the three months ended September 30, 2021, total tax adjustments of $82 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $349 million totaled $80 million with an average tax rate of 22.9%.
For the nine months ended September 30, 2022, total tax adjustments of $100 million include tax associated with operating income core adjustments, partially offset by discrete tax items. Tax associated with operating income core adjustments of $567 million totaled $103 million with an average tax rate of 18.2%.
For the nine months ended September 30, 2021, total tax adjustments of $146 million include tax associated with operating income core adjustments of $697 million with an average tax rate of 20.9%.
(8)Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 4 to the Condensed Consolidated Interim Financial Statements.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 24,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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